UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended: June 30, 2023

ETHICSTREAM INC.
(Exact name of registrant as specified in its charter)

Delaware	88-4119521
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

500 West Putnam Avenue, Suite 400

Greenwich, Connecticut 06830

(Full mailing address of principal executive offices)

(475) 278-2586

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Semi-Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Semi-Annual Report.

Ethicstream Inc. (“Ethicstream”, “we”, “us”, “our”, or the “Company”) was incorporated in Delaware on April 28, 2022 in order to engage in, among other things, the business of selling carbon credits to institutional investors, asset managers, or corporate clients looking to meet ESG or climate targets and to provide an attracting financing alternative for developers of carbon offset projects.

On April 4, 2023, Ethicstream and CarbonEthic executed an amended letter of intent (hereinafter referred to as the “Amended LOI”) which amended the terms of their original letter of intent (hereinafter referred to as the “Original LOI”) such that Ethicstream will be entitled to purchase 10% of the carbon offsets produced from CarbonEthic’s future projects over the next ten years on similar terms as specified in the Original LOI. Given the extent of CarbonEthic’s pipeline of comparable projects, we believe this is an attractive opportunity for Ethicstream and places us in an advantageous position to purchase substantial volumes of high-quality carbon offsets in the future as we scale the Company. We plan to continue our efforts to acquire similar streaming and carbon credit pre-purchase arrangements with other developers of carbon offset projects and sellers of carbon offsets. Ethicstream is also in continuing discussions with several large carbon offset purchasers and marketers, who have expressed interest in Ethicstream and the projects to which we have access. Our management believes it can create strong value for shareholders by securing additional streaming commitments with other project developers that have projects and/or credits that meet our standards for credit quality, price, community benefits, and climate impact. We have no current binding agreements to acquire any other such credits aside from the Amended LOI.

Although we are currently pre-revenue, Ethicstream expects to generate revenues from the sale of carbon offsets that it has purchased at discounted rates from carbon offset producers such as CarbonEthic as described in our Form 1-A filed on February 2, 2023 (the “Form 1-A”).

The carbon markets are at a unique inflection point wherein carbon prices are depressed relative to early 2023 prices yet investment dollars continue to pour into the carbon and climate tech with over $5.55 billion of additional capital committed to the sector from the Biden Administration and institutional investors in September 2023 alone. In September 2023, the Biden Administration committed an additional $300 million to fund climate technology development, while over $5.2 billion has been committed to the climate and carbon sector by HSBC, the Rockefeller Foundation, Lowercarbon Capital, Tom Steyer’s Innovation + Expansion Fund, Astanor Ventures, 9900 Capital, NordicNinja, and a new fund co-founded by President Clinton and Israeli billionaire, Ziv Aviram. The carbon sector continues to evolve rapidly as the industry gains greater traction though we would be remiss to overlook the challenges confronting the carbon sector in recent months. The industry is in a unique position wherein demand for investment in carbon opportunities remains high despite the fact that carbon credit prices have been suffering from weak demand over the past few months as many buyers appear to be waiting on the sidelines due to concerns regarding the quality of recent vintages of carbon credits. Along with many active players in the industry, management believes that this is a short-term pullback in pricing and that prices are likely to rebound in 2024 and continue surging well into the future. In June 2023, PwC projected that carbon credit costs could increase as much as 1,000% by 2030. As newer projects come on line over the next year, we expect that these projects will produce higher quality credits that offer greater transparency and reliability for the buyers who are sitting on the sidelines yet enduring intensifying pressure to purchase carbon offsets amid growing climate related requirements from investors, regulators, and other stakeholders that are committed to climate action. Accordingly, we believe that Ethicstream is well-positioned to benefit from this situation as it can strike agreements with project developers at times when prices and demand are relatively low yet and will be well positioned to sell the acquired credits into a stronger carbon credit market as those projects produce credits.

We strive to establish the Ethicstream brand as the premier provider of trustworthy, verifiable carbon offsets for companies seeking to reduce their carbon footprint and move toward net zero goals. We are also working toward establishing a market position as the preferred capital partner for carbon offset project developers who share our commitment to transparency, quality, and trust.

Management has decided to extend the Regulation A offering of Class A shares beyond the 180-day limit specified in the Form 1-A and will continue to offer such securities for sale until the earlier of its decision to terminate the offering or the maximum time frame allowed under Regulation A.

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Results of Operations

For the Six Months Ended June 30, 2023

Revenue. There was no revenue for the six months ended June 30, 2023.

Operating Expenses. Operating expenses for the six months ended June 30, 2023, were $119,234.

Net Loss. Net loss for the six months ended June 30, 2023, was $119,234. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had cash and equivalents of $9,177 at June 30, 2023.

During the six months ended June 30, 2023, we used $119,234 of cash for operating activities. A substantial portion of the funds was used to pay for marketing expenses, general and administrative costs, and professional fees.

Cash provided by financing activities during the six months ended June 30, 2023, was $153,466 related to the issuance of shares of common stock.

We will have additional capital requirements during the remainder of 2023 and into 2024. We do not expect to be able to satisfy our cash requirements through any means other than raising additional capital through the sale of our common stock, including through this offering.

Without additional proceeds from private placements, we cannot assure you that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Revenue Recognition

Though the Company did not generate any revenue during the six months ended June 30, 2023, the Company intends to account for future revenue in accordance with Accounting Standards Updated (“ASU”) ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”) and to recognize such future revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

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Item 2. Other Information

On April 3, 2023, Ethicstream executed a convertible note with Catch Capital Partners, Inc. in the amount of $5,000,000, to be paid by June 30, 2023. Catch Capital Partners required additional time to advance payment of the note balance, which Ethicstream agreed to pursuant to an addendum to the convertible note signed June 29, 2023, extending the payment date to September 30, 3023. Payment has not been received from Catch Capital Partners as of the date of this filing, and we are not confident that Catch will fulfill its funding commitment pursuant to the executed convertible note agreement. Given the potential strategic value of the Catch Capital relationship, we are evaluating whether to offer another extension and are reviewing our legal options in the event that Catch does not meet its obligations.

On August 30, 2023, Joshua Soloway resigned from his role as director of CarbonEthic Holdings Inc. (“CarbonEthic”) in order to allow more distance between the companies due to the close relationship between the entities and the materiality of the letter of intent between CarbonEthic and Ethicstream. Michael Brent Tolmie and Martin Prescott, directors of CarbonEthic Holdings Inc., currently remain on the board of directors of Ethicstream.

On September 5, 2023, CarbonEthic provided Ethicstream with updated carbon credit production projections based on recent data analysis, which indicates that its flagship Kaska Dena project may produce fewer carbon offsets than previously projected, though we believe that CarbonEthic’s projected production numbers are still quite attractive by market standards at approximately 14,400,000 tons of CO2e offset per year prior to applicable buffers and up to approximately 8,640,000 tons of CO2e offset per year assuming the application of a 40% buffer. CarbonEthic’s projections are subject to change as CarbonEthic continues to analyze, evaluate, and commercialize its Dene K’éh Kusān Project (referred to in the Form 1-A as the “KDI Project”).

Item 3. Financial Statements

The Financial Statements provided for the six months ended June 30, 2023 incorporated in this Form 1-SA were prepared by Management. The Form 1-SA was not reviewed by our independent registered public accounting firm, Assurance Dimensions, LLC.

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ETHICSTREAM INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

June 30, 2023
ASSETS
Current Assets
Cash and equivalents	9,177
Total Current Assets	$9,177

TOTAL ASSETS	$9,177

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$140,209
Related party payable	247,897
Total Current Liabilities	388,106

Total Liabilities	388,106

Stockholders’ Equity
Class A Common Stock: 14,000,000 authorized, $0.0001 par value; 5,368,133 shares authorized, issued and outstanding,	537
Class B Common Stock: 6,000,000 authorized, 16,496 shares issued at $10.00 per share, outstanding as of June 30, 2023	164,960
Total Stockholders’ Equity	165,497

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$553,603

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ETHICSTREAM INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

Six Months Ended June 30, 2023
Sales	$-
Cost of Goods Sold	-
Gross Profit	-

Operating Expenses
Marketing	68,291
Personnel	25,000
Professional Services	10,000
General and Administrative	15,943
Total Operating Expenses	119,234
(Loss) from Operations	(119,234)

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ETHICSTREAM INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

Six Months Ended June 30, 2023

Cash flows (used in) operating activities:
Net (loss)	$(119,234)
Related party payable	(247,897)
Accounts payable and accrued liabilities	(140,209)
Net cash (used in) operating activities	(507,340)

Cash flows from financing activities:
Common stock issued for cash net of offering costs	153,466
Net cash provided by financing activities	153,466

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ethicstream Inc.

By:	/s/ Joshua Soloway
Joshua Soloway
Chief Executive Officer

Date: September 29, 2023

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